UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                  SCHEDULE 13G



                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934

                                   CDnow, Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   125086108
                                 (CUSIP Number)


                                  July 31, 1999

             Date of Event Which Requires Filing of this Statement)



--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

                                Page 1 of 6 Pages

  1      NAME OF REPORTING PERSON:
         Grotech Partners IV LP

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         52-1846258


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|

  3      SEC USE ONLY

  4      CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware

                       5    SOLE VOTING POWER

                            0


       NUMBER          6    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY            0
      OWNED BY

        EACH           7    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH             0


                       8    SHARED DISPOSITIVE POWER

                            0


   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0


  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%

  12     TYPE OF REPORTING PERSON*
         PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer

                  CDnow, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  1005 Virginia Drive
                  Fort Washington, PA  19034

Item 2.

         (a)      Name of Person Filing

                  Grotech Partners IV LP

         (b)      Address of Principal Business Office or, if none, Residence

                  9690 Deereco
                  Timonium, MD  21093

         (c)      Citizenship

                  Delaware

         (d)      Title of Class of Securities

                  Common Stock, no par value

         (e)      CUSIP Number

                  125086108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) |_|  Broker or Dealer registered under Section 15 of the Act
         (b) |_|  Bank as defined in Section 3(a)(6) of the Act
         (c) |_|  Insurance Company as defined in Section 3(a)(19) of the Act
         (d) |_| Investment Company registered under Section 8 of the Investment Company Act
         (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
         (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

         (g) |_|  Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)
                  (G) (Note: See Item 7)
         (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
         (j) |_|  Group, in accordance with ss.240.13d-1(b)-1(ii)(J)

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.


Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         The parties agree that this statement is filed on behalf of each of them.


Dated:   August 9, 1999


                                          GROTECH CAPITAL GROUP IV, LLC
                                          General Partner


                                           By:/s/  Jeffrey R. Schechter
                                              ----------------------------
                                           Name:   Jeffrey R. Schechter
                                           Title:  Treasurer